UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2005

STRATABASE INC.

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(Registrant’s Name)

34595 3rd Avenue, #101

Abbotsford, BC Canada

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 14, 2005, Stratabase Inc., a Canadian corporation (the "Company") closed a private placement of 1,000,000 units at USD $0.30 per unit for a total offering price of $300,000. The units were offered by the Company pursuant to an exemption from registration under Section 4(2) of the Securities Exchange Act of 1934, as amended, and/or the provisions of Regulation D promulgated thereunder. Each unit consists of the following: (a) one share of the common stock, no par value, of the Company (the “Common Stock”); (b) one Class A Warrant exercisable for one share of Common Stock at an exercise price of USD $0.50 for a period of five years commencing on February 14, 2007; and (c) one Class B Warrant exercisable for one share of Common Stock at an exercise price of USD $0.80 for a period of four years commencing on February 14, 2008. The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants. The units were purchased by two non-US investors.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATABASE

By: /s/ Trevor Newton
Name:	Trevor Newton
Title:	President

Date:	February 16, 2005